

SECU 12063207 ON

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MAY 29 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shinhan Investment America Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, Suite 702
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yoon Pak 212-397-0041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sejong LLP
(Name – *if individual, state last, first, middle name*)

2050 Center Avenue Suite 405	Fort Lee	NJ	07024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Yoon Pak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shinhan Investment America Inc, as of March 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERTO CHICAIZA
Notary Public - State of New York
NO. 01CH6238672
Qualified in Kings County
My Commission Expires 4/11/2015

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

sejong LLP
integrity·trust·professionalism

2050 Center Avenue Suite 415 Fort Lee, NJ 07024 T. 201.606.2260 | F. 212.695.1969
www.sejongLLP.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Shinhan Investment America Inc.:

We have audited the accompanying statement of financial condition of Shinhan Investment America Inc. (the Company), a wholly owned subsidiary of Shinhan Investment Corp., as of March 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filings pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shinhan Investment America Inc. as of March 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SEJONG LLP

May 18, 2012

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Financial Condition

March 31, 2012

Assets

Cash and cash equivalents	$	2,989,137
Commissions receivable		77,946
Other receivable		93,301
Prepaid taxes		72,584
Income tax receivable		309,783
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $297,748		21,136
Other assets		44,775
Total assets	$	3,608,662

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities	$	81,213
Total liabilities		81,213
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued and outstanding, 15,000 shares		150
Additional paid-in capital		4,199,850
Accumulated deficit		(672,551)
Total stockholder's equity		3,527,449
Total liabilities and stockholder's equity	$	3,608,662

See accompanying notes to financial statements.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Operations

Year ended March 31, 2012

Revenues:		
Commissions	$	619,529
Service fee		297,400
Interest		38,909
		955,837
Expenses:		
Employee compensation and benefits		762,683
Communications and data processing		169,914
Occupancy and equipment rental		326,490
Other operating expenses		318,390
		1,577,478
Loss before income taxes		(621,642)
Income taxes		8,399
Net loss	$	(630,041)

See accompanying notes to financial statements.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Changes in Stockholder's Equity

Year ended March 31, 2012

		Common stock	Additional paid-in capital	(Accumulated deficit)	Total stockholder's equity
Balance at March 31, 2011	$	150	4,199,850	(42,510)	4,157,490
Net loss				(630,041)	(630,041)
Balance at March 31, 2012	$	150	4,199,850	(672,551)	3,527,449

See accompanying notes to financial statements.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Cash Flows

Year ended March 31, 2012

Cash flows from operating activities:		
Net loss	$	(630,041)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		14,523
Deferred rent expense		(15,073)
Decrease in commissions receivable		73,308
Increase in other receivable		(93,301)
Decrease in prepaid taxes		8,399
Decrease in income tax receivable		9,712
Increase in other assets		(14,219)
Decrease in accrued expenses and other liabilities		(6,587)
Net cash used in operating activities		(653,279)
Cash flows from investing activities		
Proceeds from redemption of certificates of deposit		1,053,343
Net cash provided by investing activities		1,053,343
Net increase in cash and cash equivalents		400,064
Cash and cash equivalents at beginning of year		2,589,073
Cash and cash equivalents at end of year	$	2,989,137

See accompanying notes to financial statements.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Financial Statements

March 31, 2012

(1) Organization and Summary of Significant Accounting Policies

Shinhan Investment America Inc. (the Company) was incorporated on February 1, 1993 under the laws of the State of New York to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of Shinhan Investment Corp. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). In August 2009, the Company changed its name from Good Morning Shinhan Securities USA Inc. to Shinhan Investment America Inc. to conform with the Parent's name change from Good Morning Shinhan Securities Co.,Ltd. to Shinhan Investment Corp.

The Company engages primarily in broker and dealer transactions of Korean securities and the underwriting of Korean debt and equity securities. Its principal customers are institutions in the United States of America investing in Asian markets. As shown in the accompanying statement of operations, the major source of income is commission income from its brokerage services..

The Company has a clearing agreement with the Parent whereby the Parent clears Korean securities transactions for the Company and the Company's customers, and carries such accounts on a fully disclosed basis as the Parent's customers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

(a) Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(b) Depreciation and Amortization

Furniture, equipment, and leasehold improvements are stated at cost. Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the respective assets, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

(c) Commissions and Commissions Receivable

Commissions are recorded on a trade-date basis. The majority of the commission income is earned on the transactions with the Parent. As of March 31, 2012, the Company has outstanding commission receivable of $77,946 from clearing organizations.

(d) Service Fees

Service fees are recognized as earned based on the terms of contract.

(e) *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measures using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740-10, *Income Taxes - Overall* (formerly known as FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes*), the Company recognizes the effect of income tax position only if those positions are more likely than not of being sustained by the applicable tax authority. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest related to unrecognized tax benefits is recorded as interest expense and penalties in other operating expenses, if any.

(f) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) *Fair Value Measurements*

The Company accounts for fair value measurements of financial assets and financial liabilities, and nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis, and nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis in accordance with FASB ASC Topic 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

(2) Related Party Transactions

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. The Company also invests its cash surplus in

the form of certificate of deposit and money market account with an affiliated bank. A summary of transactions and balances with the Parent and the affiliate as of and for the year ended March 31, 2012 is as follows:

Certificate of deposit and money market account	$	1,299,207
Commission receivable		77,262
Payable to Parent		10,469
Commission income		598,147
Interest income on certificate of deposit and money market account		22,213
Accrued interest on certificate of deposit		21,550

(3) Certificates of Deposit

At March 31, 2012, certificates of deposit amounted to $2,946,587, which mature through June 11, 2012, with interest rates ranging from 0.70% to 1.70% per annum. All certificates of deposit with original maturities of three months were classified as cash equivalents as of March 31, 2012.

(4) Income Taxes

A summary of the income tax expense for the year ended March 31, 2012 is as follows:

Current:		
Federal	$	-
State and local		8,399
		8,399
Deferred:		
Federal	$	-
State and local		-
		-
	$	8,399

Income tax expense for the year ended March 31, 2012 differs from the "expected" income tax expenses (computed by applying the U.S. federal corporate income tax rate of 34% to income (loss) before income taxes) mainly due to state and local income taxes, net of federal income tax expense, change in valuation allowance, adjustments of prior year under accruals, and permanent differences.

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at March 31, 2012 are as follows:

Deferred tax assets:	
Net operating loss carryforwards	530,695
Deferred rent	6,566
Furniture, equipment, and leasehold improvements, principally due to differences in depreciation	34,418
Total gross deferred tax assets	571,679
Less valuation allowance	571,679
Net deferred tax assets	$ -

The net change in the valuation allowance for the year ended March 31, 2012 was an increase of $257,442. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

FASB ASC 740-10 requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of March 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York State and New York City are where the Company is subject to state and local income taxes. The Company remains subject to examination for the fiscal years ended March 31, 2012, 2011, and 2010 for the federal, state, and local jurisdictions.

(5) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (SEC). This Rule requires the maintenance of minimum net capital and prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under the Rule, the Company may be required to reduce its business, if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business, if its net capital ratio exceeds 10 to 1.

At March 31, 2012, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $912,620. The Company's percentage of aggregate indebtedness to net capital was 8.90%.

(6) Commitment

As of March 31, 2012, the Company was obligated under several noncancelable operating leases mainly for its office space which expires on March 31, 2013 and office equipment. The office lease contains a rent escalation clause for increases in property taxes and wage over base rate, and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the noncancelable operating leases as of March 31, 2012 are as follow:

Year ending March 31:		
2013	$	260,000
2014		4,000
	$	264,000

The total rental expense for the year ended March 31, 2012 under such operating leases was approximately $263,000, which consists of $258,000 of office space and equipment rent expense, and $5,000 of vehicle lease. These amounts were recorded in occupancy and equipment rental, and other operating expenses, respectively, in the accompanying statement of operations.

(7) Off-Balance-Sheet Risk

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

(8) Fair Value Measurements

The Company accounts for fair value measurements in accordance with ASC Topic 820 for financial assets and financial liabilities, and nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis, and nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at March 31, 2012. The Company estimates fair value amounts of financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data in order to develop estimates of fair value amounts. Accordingly, the estimates presented herein do not necessarily indicate the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimates of fair value amounts.

Financial Asset:	Carrying amount	Fair value
Commissions receivable	$ 77,946	$ 77,946
Accrued interest receivable	23,047	23,047
Financial liabilities:		
Accrued expenses	$ 66,139	$ 66,139

The carrying amounts of commissions receivable, accrued interest receivable, and accrued expenses approximate fair value because of the short maturity of these instruments.

The Company had no assets and liabilities that are measured at fair value on a recurring basis, and also had no nonfinancial assets and nonfinancial liabilities that are measured at fair value on a nonrecurring basis as of March 31, 2012.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2012. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial instruments since that date, and therefore, current estimates of fair values may differ significantly from the amounts presented herein.

Off-Balance-Sheet Risks

The Company reviewed its exposure on off-balance-sheet credit risks regarding the creditworthiness of its customers to fulfill their contracted obligations of security transactions, and determined that the fair value of such of such exposure is not material.

As the assets and liabilities of the Company are short term in nature, the difference between carrying value and fair value is minimal, and separate disclosure of fair values has not been made.

(9) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through May 18, 2012, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

Schedule 1

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

March 31, 2012

Computation of net capital:		
Total ownership equity	$	3,527,449
Deduction and /or charges:		
Total nonallowable assets:		
Certificate of deposit and money market account with an affiliated bank		1,299,207
Accrued interest receivable		23,047
Receivables from brokers and dealers		77,946
Furniture, equipment, and leasehold improvements		21,136
Income tax receivable		309,783
Other receivable		93,301
Prepaid taxes and other assets		94,312
		1,918,732
Haircuts on securities		696,097
Net Capital	$	912,620
Computation of basic net capital requirement:		
Minimum net capital requirement (6-2/3% of aggregate indebtedness)	$	5,414
Minimum dollar net capital requirement		100,000
Excess net capital		812,620
Net capital in excess of the greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement		904,499
Computation of aggregate indebtedness:		
Total aggregate indebtedness	$	81,213
Percentage of aggregate indebtedness to net capital		8.90%

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of March 31, 2012.

See accompanying report of independent registered public accounting firm.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Computation for Determination of Reserve Requirements
For Broker and Dealers Pursuant to Rule 15c3-3

March 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of the Rule.

sejong LLP
integrity·trust·professionalism

2050 Center Avenue Suite 415 Fort Lee, NJ 07024 T. 201.606.2260 | F. 212.695.1969
www.sejongLLP.com

Report of Independent Registered Pubic Accounting Firm
on Internal Control Pursuant to SEC Rule 17a-5

The Board of Directors
Shinhan Investment America Inc.:

In planning and performing our audit of the financial statements of Shinhan Investment America Inc. (the Company), a wholly owned subsidiary of Shinhan Investment Corp., as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to

the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SEJONG LLP

May 18, 2012



integrity·trust·professionalism

2050 Center Avenue Suite 415 Fort Lee, NJ 07024 T. 201.806.2260 | F. 212.695.1969
sejongLLP.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Shinhan Investment America Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2012, which were agreed to by Shinhan Investment America Inc. (the Company) and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2012, nothing no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, nothing no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments nothing no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed nothing no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SEJONG LLP

May 18, 2012

Sejong LLP

Certified Public Accountants